Deutsche Bank AG
Taunusanlage 12
D-60325 Frankfurt am Main
Federal Republic of Germany


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                                                January 2, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

         Re:  Filing of amended Schedule 13G for The Brazilian Equity Fund, Inc.

Pursuant to Rules 13d-1 and 13d-2 of the Securities Exchange Act of 1934, attached is one copy of an amended Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the amended Schedule 13G filing by return e-mail confirmation.

                                                                   Sincerely,



                                                                Jeffrey A. Ruiz






Enclosures

                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13G
      Under the Securities Exchange Act of 1934
                  (Amendment No. 2)

           The Brazilian Equity Fund, Inc.
       ---------------------------------------
                   NAME OF ISSUER:


          Common Stock (Par Value $ 0.001)
       ---------------------------------------
            TITLE OF CLASS OF SECURITIES


                      105884100
       ---------------------------------------
                    CUSIP NUMBER


                  December 31, 2002
       ---------------------------------------
    (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [   ]    Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [   ]    Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
(B)       [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     731,800
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH                       7.       SOLE DISPOSITIVE POWER
REPORTING                           731,800
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                    0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         731,800

10.                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                    SHARES [ ]

11.                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.11%

12. TYPE OF REPORTING PERSON

         HC, CO, BK



* This filing further amends the Schedule 13G previously filed by Taunus Corporation on February 13, 2002, and the Amendment No. 1 thereto filed by Taunus Corporation on April 10, 2002. Taunus Corporation is wholly owned by Deutsche Bank AG and serves as a holding company for certain Deutsche Bank AG subsidiary companies domiciled in the United States. To better reflect the beneficial ownership of the securities subject to this filing, Deutsche Bank AG is serving as the reporting person in place of Taunus Corporation.

Item 1(a).        Name of Issuer:

                  The Brazilian Equity Fund, Inc. ("Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:
                           One Citicorp Centre
                           153 East 53rd Street, 58th Floor
                           New York, NY 10022

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:
                           Taunusanlage 12
                           D-60325 Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2
                 (b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the Act;

                 (b)         [ ] Bank as defined in section 3(a)(6) of the Act;

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [ ] parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)         [ ] Group, in accordance with Rule 13d-1
                             (b)(1)(ii)(J).

Not applicable. This filing is submitted consistent with Rules 13d-1(c) and 13d-2(b). The Reporting Person is making this filing with respect to the Common Stock beneficially owned by its London Branch (2,000 shares of the total 731,800 shares) and by DB Advisors, L.L.C. (729,800 shares of the total 731,800 shares), which is a wholly-owned subsidiary of the Reporting Person that does not meet the definition of any of the above listed entities.


Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b)      Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                   (c)     Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the
disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the
disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of AnotherPerson.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See attached Exhibit A.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Deutsche Bank AG                             Deutsche Bank AG

     By:  /s/ Jeffrey A. Ruiz                    By:  /s/ Margaret M. Adams
         -----------------------                      ---------------------
     Name:    Jeffrey A. Ruiz                    Name:  Margaret M. Adams
     Title:   Vice President                     Title:    Director

Dated:  January 2, 2003

                                  Exhibit A



Subsidiary             Beneficial Ownership         Nature of Holdings


DB Advisors, L.L.C.   729,800 shares          Sole voting and dispositive power






In addition to the above ownership, the London Branch of Deutsche Bank AG beneficially owns 2,000 shares of the Common Stock and retains sole voting and dispositive power over such shares.